SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

PolarityTE, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

731094108
(CUSIP Number)

Liad Meidar
Gatemore Capital Management LLP
33 Cavendish Square
London W1G 0PW
+44 (0) 207 580 0300

Aneliya Crawford
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731094108	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Gatemore Capital Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,528,753 shares of Common Stock (including 500,000 shares of Common Stock issuable upon the exercise of warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,528,753 shares of Common Stock (including 500,000 shares of Common Stock issuable upon the exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,528,753 shares of Common Stock (including 500,000 shares of Common Stock issuable upon the exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 731094108	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Liad Meidar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,528,753 shares of Common Stock (including 500,000 shares of Common Stock issuable upon the exercise of warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,528,753 shares of Common Stock (including 500,000 shares of Common Stock issuable upon the exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,528,753 shares of Common Stock (including 500,000 shares of Common Stock issuable upon the exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 731094108	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of the Common Stock, par value $0.001 per share (the "Common Stock"), of PolarityTE, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 123 Wright Brothers Drive, Salt Lake City, UT 84116.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by:

(i) Gatemore Capital Management LLP, an English exempted company ("Gatemore"), the investment manager of Gatemore Special Opportunities Master Fund Ltd (the "Gatemore Fund"), with respect to the shares of Common Stock held by the Gatemore Fund; and

(ii) Liad Meidar, the Managing Partner of Gatemore ("Mr. Meidar"), with respect to the shares of Common Stock held by the Gatemore Fund.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

(b)	The principal business address of each of the Reporting Persons is 33 Cavendish Square, London W1G 0PW.

(c)	The principal business of each of the Reporting Persons is investment management.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Gatemore is an English exempted company. Mr. Meidar is a citizen of the United States and the United Kingdom.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used a total of approximately $3,000,072 to acquire the Common Stock reported herein. The source of the funds used to acquire the Common Stock reported herein was the working capital of the Gatemore Fund.

CUSIP No. 731094108	SCHEDULE 13D	Page 5 of 8 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believe that the Common Stock reported herein represents an attractive investment opportunity.

The Reporting Persons and the Issuer have had and expect to continue to have cooperative discussions regarding maximizing stockholder value. The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in, the Issuer's operations, management, organizational documents, the composition of the board of directors of the Issuer (the "Board"), ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer, as well as a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in. The Reporting Persons intend to continue to communicate with the Issuer's management and the Board about a broad range of operational and strategic matters (including the matters set forth above) and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other available investment opportunities, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, the "Securities") on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock or other Securities without affecting their beneficial ownership of the shares of Common Stock or other Securities. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 731094108	SCHEDULE 13D	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 38,463,599 shares of Common Stock outstanding as of May 7, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the Securities and Exchange Commission on May 11, 2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock reported herein effected during the past sixty (60) days is set forth in Annex A, which is attached hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

(d)	No person (other than the Reporting Persons and the Gatemore Fund) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein.

The Gatemore Fund owns warrants that are exercisable into 500,000 shares of Common Stock at an exercise price of $2.80 per share (the "Warrants"). The Warrants expire on February 12, 2027.

Except as described above in this Item 6, there are no contracts, arrangements, understandings or relationship among the Reporting Persons or between the Reporting Persons and any other person with respect to the Securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement

CUSIP No. 731094108	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2020

GATEMORE CAPITAL MANAGEMENT LLP

By:	/s/ Liad Meidar
Name:	Liad Meidar
Title:	Managing Partner

/s/ Liad Meidar
LIAD MEIDAR

CUSIP No. 731094108	SCHEDULE 13D	Page 8 of 8 Pages

Annex A

Transactions in the Shares of Common Stock of the Issuer During the Past Sixty (60) Days

The following tables set forth all transactions in the shares of Common Stock reported herein effected in the past sixty (60) days. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

3/26/2020	101,714	1.19
4/7/2020	(18,171)	0.95
4/8/2020	(17,732)	1.01
4/30/2020	19,000	1.05
5/1/2020	231,000	0.96
5/4/2020	48,640	0.91
5/6/2020	201,360	0.89
5/8/2020	250,000	0.90
5/11/2020	65,560	0.91
5/13/2020	135,877	0.92
5/14/2020	36,938	0.89
5/14/2020	11,625	0.91

EXHIBIT A

Joint Filing Agreement

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: May 21, 2020

GATEMORE CAPITAL MANAGEMENT LLP

By:	/s/ Liad Meidar
Name:	Liad Meidar
Title:	Managing Partner

/s/ Liad Meidar
LIAD MEIDAR